July 24, 2018

William Dockman
Interim Chief Financial Officer
W R GRACE & CO
7500 Grace Drive
Columbia, MD 21044

       Re: W R GRACE & CO
           Form 10-Q for the period ended March 31, 2018
           Filed May 9, 2018
           File No. 1-13953

Dear Mr. Dockman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2018

Financial Statements
1. Basis of Presentation and Summary of Significant Accounting and Financial Reporting
Policies
Revenue Recognition, page 12

1. We note your disclosures related to your adoption of ASC 606, including disclosures specifically related to your licensed technology business. Please address the following:

          Explain the specific nature and terms of your licensing agreements;

          We note that for your licensed technology business, you have determined the customer arrangements contain multiple performance obligations, including licensing the
 William Dockman
W R GRACE & CO
July 24, 2018
Page 2
             technology and providing engineering design packages and technical services to customers to enable them to realize the benefit of the technology. Explain how you determined licensing is distinct based on the guidance in ASC 606-10-25-14 through
             25-22;

             Tell us if your licenses are functional or symbolic and explain the basis for your determination based on the guidance in ASC 606-10-55-59 and 55-63A. In this regard, clarify how you are recognizing revenue for licenses given your disclosure that for your licensed technology business, revenue is recognized ratably over the period of performance of the contract because you determined that customers simultaneously receive and consume the benefits provided by your technology licensing engineers before and during plant construction. If you determined that your licenses are functional, explain why recognizing the related revenue ratably over the period of performance is appropriate;

             In instances where you determined that individual deliverables within a bundle of goods and/or services are not distinct and the bundle is accounted for as a single performance obligation, more fully explain the circumstances under which revenue is recognized at a point in time or over a period of time. Clarify whether any such instances occur in the licensed technology business. To the extent there are such instances, tell us how you determined that recognizing revenue ratably over the period of performance is appropriate. Tell us how you considered the guidance in ASC 606-
             10-55-57; and

             It appears your licensed technology business has long-term contracts and revenue is recognized over time, explain how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-91(g) and (f) in determining whether to disclose disaggregated revenue based on contract term and/or the timing of revenue recognition.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker at 202-551-3732 or Anne McConnell at
202-551-
3709 with any questions.


FirstName LastNameWilliam Dockman
                                                              Division of
Corporation Finance
Comapany NameW R GRACE & CO
                                                              Office of
Manufacturing and
July 24, 2018 Page 2                                          Construction
FirstName LastName